Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

CORPORATE FINANCE

05010617

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, August 15th ,2005

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements and our Management Report as of June 30st , 2005.

Sincerely yours,

PROCESSED
AUG 22 2005
THOMSON
FINANCIAL

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de junio del 2005. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactarse con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL SEGUNDO TRIMESTRE DEL AÑO 2005

(Lima, Perú, 15 de agosto del 2005).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del segundo trimestre del 2005.

Las ventas al 30-06-05 ascendieron a S/. 508.3 millones, en comparación con S/. 510.5 millones del mismo periodo del año anterior, una disminución de 0.4 %. Al respecto, es importante mencionar que ventas ya cerradas de equipos por S/. 35.6 millones no pudieron ser facturadas en el primer semestre del 2005 por un atraso de los proveedores en el envío de las unidades. Como consecuencia del crecimiento de la demanda mundial de equipos, los tiempos de atención de pedidos por parte de los fabricantes han aumentado en forma considerable. Si estas operaciones se hubieran facturado, las ventas del primer semestre del 2005 habrían alcanzado la cifra de S/. 543.9 millones, superiores en 6.5% a las del mismo período del año anterior.

Por otro lado, la utilidad neta al 30-06-05 ascendió S/10.1 millones en comparación con S/. 16.1 millones del mismo período del año anterior, una disminución de 37.5%.

La Compañía espera mejorar las ventas de repuestos y servicios a empresas de la gran minería en el segundo semestre del 2005, con lo cual aumentará el margen bruto tanto en términos absolutos como porcentuales (los márgenes brutos de las ventas de repuestos y servicios son mucho más altos que los de las ventas de productos principales). Las empresas de la gran minería han incrementado a partir de junio el número de componentes enviados para su reparación a los talleres de la Compañía. Adicionalmente, en el segundo semestre del 2005 se tomarán algunas medidas para reducir los gastos de

Ferreyros S.A.A. Ferreyros S.A.A.

Hugo Sommerkamp Molinari VICTOR ASTETE PALMA

operación a fin de mejorar la rentabilidad de las diferentes unidades de negocios.

La Compañía estima que el reconocimiento de las ventas postergadas de equipos por S/. 35.6 millones, mencionadas anteriormente, el aumento esperado de las ventas de repuestos y servicios a la gran minería y la disminución de los gastos de operación mejorarán en forma significativa la utilidad neta en el segundo semestre del 2005.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al segundo trimestre del 2005 y 2004. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos Operacionales, solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del segundo trimestre del 2005 ascendieron a S/. 276.9 millones, en comparación con S/. 298.9 millones del mismo período del año anterior, una disminución de 7.4 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron menores en 12.7% a las del segundo trimestre del año anterior (S/. 123.7 millones en el 2T 2005; 141.7 millones en el 2T del 2004), que se explica por lo siguiente:

- Disminución de 18.2% en la venta de equipos Caterpillar (S/. 94.7 millones en el 2T del 2005; S/. 115.7 millones en el 2T del 2004) debido a que ventas ya cerradas de equipos por S/. 35.6 millones no pudieron ser facturadas por un atraso de los proveedores en el envío de las unidades. Si estas operaciones hubieran sido facturadas, las ventas del 2T del 2005 habrían ascendido a S/. 130.3 millones, mostrando un incremento de 12.6 % respecto a las ventas del mismo periodo del año anterior.
- Incremento no significativo en la venta de equipos agrícolas por S/. 0.9 (S/. 9.0 millones en el 2T del 2005; S/. 8.1 millones en el 2T del 2004)
- Crecimiento de 39.3% en las ventas de la línea automotriz (S/. 7.5 millones en el 2T del 2005, S/. 5.4 millones en el 2T 2004), debido a un aumento de la demanda de camiones pesados como consecuencia de la renovación del parque automotor.
- La venta de maquinaria usada mostró un comportamiento similar al del mismo período del año anterior.

De otro lado, en el segundo trimestre del 2005, las ventas de repuestos y servicios fueron menores en 4.7% a las del mismo período del año anterior (S/.130.6 millones en el 2T del 2005; S/.137.0 millones en el 2T del 2004), debido a lo siguiente:

Ferreyros S.A.A.
Ferreyros S.A.A.

- Una disminución de 6.4% como consecuencia de la caída del tipo de cambio (la conversión de las ventas en dólares a nuevos soles utilizando un tipo de cambio menor da como resultado menores ventas en soles). El tipo de cambio promedio del 2T del 2005 fue de 3.26 en comparación con 3.48 del mismo periodo del año anterior
- Una disminución temporal en la venta de repuestos y servicios de la Oficina Matriz, debido a atrasos por parte de algunas empresas de la gran minería en el envío de componentes para su reparación en los talleres de la Compañía. Esta disminución será compensada en los próximos meses, cuando se lleven a cabo las reparaciones de dichos componentes. Es importante mencionar que, en el mes julio, la Compañía ha recibido una cantidad de componentes bastante mayor que el promedio de los meses anteriores. El incremento observado en el mes de julio debería mantenerse en los meses que restan del año.
- Las disminuciones mencionadas en los puntos anteriores fueron compensadas, en parte, con un aumento importante en las ventas de repuestos y servicios efectuadas por una subsidiaria a empresas dedicadas a la explotación de hidrocarburos en la región de la selva.

Por su parte, los ingresos por alquiler de equipos del 2T 2005 mostraron una disminución de 31.3% en comparación con los registrados en el mismo periodo del año anterior (S/. 3.9 millones el 2T del 2005; S/. 5.8 millones en el 2T del 2004), debido a que la Compañía alquiló a lo largo del 2004 una flota importante de equipos a una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea, los cuales concluyeron en diciembre del 2004. Las unidades sobrantes de la flota de alquiler han sido transferidas para su venta al inventario de equipos usados.

Asimismo, las ventas de subsidiarias alcanzaron un incremento de 29.7 % respecto a las ventas del mismo período del año anterior (S/. 18.6 millones el 2T 2005; S/. 14.3 millones el 2T 2004). Este importante incremento se explica por mayores ventas de equipos ligeros no Caterpillar a empresas constructoras vinculadas al sector minero así como a un aumento en las exportaciones efectuadas por una subsidiaria dedicada a la crianza y cultivo de langostinos.

UTILIDAD EN VENTAS.- La utilidad en ventas del segundo trimestre del 2005 ascendió a S/. 60.9 millones, en comparación con S/. 63.8 millones del mismo período del año anterior, una disminución de 4.6%, originada, principalmente, por la disminución de las ventas de la oficina matriz en el 2T del 2005. En términos porcentuales, la utilidad en ventas del segundo trimestre del 2005 es superior a la del mismo período del año anterior. (22.0% vs 21.4%).

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el segundo trimestre del 2005 a S/. 44.3 millones en comparación con S/. 48.5 millones del mismo período del año anterior, una disminución de 8.4%, Esta disminución es el resultado neto de lo siguiente:

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA

- Disminución de la provisión para cobranza dudosa. Hasta el 31 de diciembre del 2004 la compañía registró provisiones importantes para cuentas de clientes que se encontraban en Indecopi. Gracias a una mejora en la calidad de la cartera, en el primer semestre del 2005 se registro una provisión para cobranza dudosa bastante menor que la del mismo período del año anterior.
- Disminución de los gastos variables por menores ventas del período.
- Aumento por contratación de personal técnico extranjero para brindar a los clientes de la gran minería un servicio postventa de acuerdo a estándares de calidad mundial.
- Incremento de gastos incurridos para mejorar los procesos técnicos y administrativos de la Compañía.
- Aumento de remuneraciones otorgado a los trabajadores de la Empresa, a partir de agosto del 2004, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años anteriores al 2003, período durante el cual dichas remuneraciones se mantuvieron congeladas.

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo, intereses moratorios de cuentas por cobrar a clientes y descuentos por pronto pago otorgados por proveedores. Los ingresos financieros del segundo trimestre del 2005 ascendieron a S/. 6.2 millones en comparación con S/. 5.9 millones del mismo período del año anterior, un aumento de 5 %, originado, básicamente, por un incremento de intereses de refinanciación de algunas cuentas por cobrar a clientes, los cuales vienen cumpliendo con el pago de sus obligaciones sin atrasos importantes.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.9 millones en el segundo trimestre del 2005 en comparación con S/.7.3 millones del mismo período del año anterior, un aumento de 9.2%, debido a: un aumento de los pasivos por S/ 18.0 millones (el pasivo promedio en el segundo trimestre del 2005 fue de S/. 459.4 millones, en comparación con S/ 441.4 millones del mismo período del año anterior) y a un incremento de las tasas de interés en el mercado financiero internacional. El efecto de estos aumentos ha sido compensado en parte con un menor pago en soles de intereses pactados en dólares americanos, como consecuencia de la caída del tipo de cambio. La mayor parte de las obligaciones de la Compañía han sido contraídas en dicha moneda extranjera.

OTROS INGRESOS (EGRESOS).-- En el segundo trimestre del 2005, en este rubro se registró un egreso neto de S/. 4.0 millones en comparación con un egreso neto de S/. 1.0 millones del mismo período del año anterior. En el 2T 2005, se incluyeron en este rubro, principalmente, un egreso de S/. 4.0 millones de provisión para desvalorización de activos. Por otra parte, en el segundo trimestre del 2004, se registraron en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 1.5 millones por provisión para desvalorización de activos, y ii) un ingreso neto de S/. 0.5 millones por otros conceptos.

Ferreyros S.A. ferreyros s.a.

VICTOR ASTETE PALMA

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).-- Por Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Por tal razón, el REI del 2T del 2005 incluye solamente utilidad en cambio por S/. 1.0 millones, mientras que el REI del 2T del 2004, por S/. 2.0 millones considera: pérdida en cambio por S/. 1.2 millones, utilidad por ajuste por inflación del estado de ganancias y pérdidas por S/. 4.2 millones y pérdida por ajuste por inflación del balance general por S/. 1.0 millones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del segundo trimestre del 2005 y 2004 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del segundo trimestre del 2005 ascendió a S/. 5.9 millones en comparación con S/. 8.8 millones del mismo período del año anterior, una disminución de 33.0%, debido a una reducción de la utilidad bruta como resultado de menores ventas, incremento de los gastos financieros, aumento de otros egresos y menor ganancia por REI, lo cual fue compensado en parte por una disminución de los gastos de administración y ventas y por un incremento de los ingresos financieros.

ANALISIS DEL BALANCE GENERAL

Al 30-06-05, el total de pasivos ascendió a S/. 549.9 millones en comparación con S/. 486.2 millones al 30-06-04, un incremento de S/. 63.6 millones. Por otra parte, el total de activos al 30-06-05 ascendió a S/. 848.6 millones en comparación con S/. 773.6 millones al 30-06-04, un incremento neto de S/. 74.8 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 68.1 millones, como consecuencia de i) aumento de S/. 51.3 millones por mayores ventas; del cual S/. 26 millones corresponden a facturas por cobrar de muy corto plazo ii) aumento de S/.22 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; iv) disminución de S/. 2.3 millones por aumento de intereses diferidos; v) disminución de S/.5.0 millones por aumento de provisión para cobranza dudosa; y vi) otros incrementos por S/. 2.1 millones.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 27.2 millones, que se explica por: i) una disminución de S/. 22.0 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; ii) disminución de S/. 2.6 millones por aumento de la provisión para cuentas dudosas; iii) disminución de S/.1.0 millones por cobranza a la Sunat de tributo pagado en exceso; y iv) otras disminuciones por S/. 1.6 millones.

Ferreyros S.A.A.
Hugo Sommerkamp

Ferreyros S.A.A.
VICTOR ASTETE PALMA

c) Aumento neto de Existencias por S/. 53.7 millones debido a: i) aumento neto de S/.52.7 millones por compras efectuadas en el período; ii) aumento de S/. 12.8 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 5.6 millones por transferencia de componentes del inventario al activo fijo; iv) disminución de S/. 7.4 millones por incremento de la provisión para desvalorización de existencias; y v) otros aumentos por S/. 1.2 millones.

e) Disminución neta del Activo Fijo por S/. 11.7 millones, que se explica por las siguientes operaciones: i) aumento de S/. 23.5 millones por compras de equipos de alquiler; ii) aumento de S/. 5.6 millones por transferencias de componentes del inventario al activo fijo; iii) disminución de S/. 12.8 millones por transferencia de equipo de alquiler del activo fijo al inventario; iv) disminución de S/.35.8 millones por aumento de la depreciación acumulada; v) aumento de S/. 9.3 millones por compras de otros activos fijos; vi) disminución de S/. 4.0 millones por una provisión para desvalorización de activo fijo; y vii) otros incrementos por S/. 2.5 millones..

f) Disminución neta de Inversiones en Valores por S/. 26.6 millones debido a las siguientes operaciones: i) disminución de S/. 23.7 millones por liquidación de una inversión en un patrimonio fideicometido; ii) disminución de S/. 2.0 millones por pérdida en la valuación de una inversión en una empresa no subsidiaria; y iii) otras disminuciones por S/. 0.9 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-06-05 es de 1.33, menor que el ratio corriente de 1.59 al 30-06-04. Esta disminución se debe a que la serie "A" de la cuarta emisión de bonos corporativos, cuyo vencimiento es en agosto del 2005, ha pasado de endeudamiento a mediano plazo a endeudamiento a corto plazo. Al respecto, cabe señalar que, actualmente, la Compañía tiene emisiones de bonos corporativos por US $ 45.0 millones, siendo sus vencimientos US $ 15.0 millones el 2005, US $ 15.0 millones el 2006 y US $ 15 millones en el 2007.

La Compañía cuenta con un programa registrado por un total de US $ 50.0 millones, dentro del cual, colocó en el mes de Julio 2004 la Serie A de la Primera Emisión del Programa y en el mes de noviembre del 2004, la serie B de la misma emisión, cada una por US $ 7.5 millones. La estrategia de la Compañía es continuar realizando emisiones a la luz del mismo programa para mantener su ratio corriente en los niveles adecuados para sus necesidades de operación.

El ratio de apalancamiento financiero al 30-06-05 es 1.67, en comparación con 1.57 al 30-06-04.

La conformación de las obligaciones de la Compañía al 30 de junio 2005 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General (Expresado en miles de nuevos soles)

	30-jun-05	30-jun-04	Variación % 30-jun-05 / 30-jun-04
Caja y bancos	47,345	32,630	45.1
Cuentas por cobrar comerciales	169,948	94,983	78.9
Inventarios	247,704	193,977	27.7
Otras cuentas por cobrar	71,979	99,193	-27.4
Gastos pagados por anticipado	7,169	6,782	5.7
Activo Corriente	**544,145**	**427,564**	27.3
Cuentas por cobrar comerciales a largo plazo	25,282	32,085	-21.2
Inmueble, maquinaria y equipo			
Equipo de alquiler	86,113	103,424	-16.7
Otros activos fijos	363,961	345,960	5.2
	450,074	449,384	0.2
Depreciación acumulada	-201,461	-189,095	6.5
Inmueble, maquinaria y equipo, neto	248,613	260,289	-4.5
Inversiones	18,999	45,587	-58.3
Otros activos no corrientes	11,582	8,122	42.6
Activo no Corriente	304,476	346,083	-12.0
Total Activo	**848,621**	**773,647**	9.7
Deuda de corto plazo	153,304	223,305	-31.3
Otros pasivos corrientes	256,406	45,099	468.5
Pasivo corriente	**409,710**	**268,404**	52.6
Deuda de largo plazo	140,157	217,802	-35.6
Total Pasivo	**549,867**	**486,206**	13.1
Ganancias diferidas	7,521	5,721	31.5
Impuesto a la renta diferido			
Patrimonio	**291,233**	**281,720**	3.4
Total Pasivo y Patrimonio	**848,621**	**773,647**	9.7
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	18,053	17,803	
UAIDA	**50,836**	**52,669**	
Ratios Financieros			
Ratio corriente	1.33	1.59	
Apalancamiento Financiero	1.67	1.57	
Valor contable por acción	1.20	1.29	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A. Y SUBSIDIARIAS

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	2T 05	%	1T 05	%	2T 04	%	2T 05/ 1T 05 %	2T 05/ 2T 04 %	Acumulado al 30-06-05	%	Acumulado al 30-06-04	%	Variación %
Ventas Netas	276,925	100.0	231,451	100.0	298,909	100.0	19.6	-7.4	508,376	100.0	510,517	100.0	-0.4
Costo de Ventas	-216,028	-78.0	-177,135	-76.5	-235,084	-78.6	22.0	-8.1	-393,163	-77.3	-396,819	-77.7	-0.9
Utilidad en ventas	**60,897**	**22.0**	**54,316**	**23.5**	**63,825**	**21.4**	**12.1**	**-4.6**	**115,213**	**22.7**	**113,698**	**22.3**	**1.3**
Otros ingresos operacionales	0	-	0	-	0	0.0				0.0	0	0.0	
Utilidad Bruta	**60,897**	**22.0**	**54,316**	**23.5**	**63,825**	**21.4**	**12.1**	**-4.6**	**115,213**	**22.7**	**113,698**	**22.3**	**1.3**
Gastos de Venta y Administración	-44,397	-16.0	-41,605	-18.0	-48,485	-16.2	6.7	-8.4	-86,002	-16.9	-86,184	-16.9	-0.2
Utilidad en operaciones	**16,500**	**6.0**	**12,711**	**5.5**	**15,339**	**5.1**	**29.8**	**7.6**	**29,211**	**5.7**	**27,513**	**5.4**	**6.2**
Ingresos Financieros	6,244	2.3	5,435	2.3	5,949	2.0	14.9	5.0	11,679	2.3	11,647	2.3	0.3
Gastos Financieros	-7,963	-2.9	-7,583	-3.3	-7,290	-2.4	5.0	9.2	-15,546	-3.1	-14,661	-2.9	6.0
Otros Ingresos (Egresos), neto	-4,066	-1.5	-4,040	-1.7	-973	-0.3	0.6	318.0	-8,107	-1.6	-4,295	-0.8	88.8
Utilidad antes de Resultado por exposición a la inflación	**10,715**	**3.9**	**6,523**	**2.8**	**13,026**	**4.4**	**64.3**	**-17.7**	**17,237**	**3.4**	**20,205**	**4.0**	**-14.7**
Ganancia (Pérdida) por Exposición a la Inflación	1,003	0.4	1,651	0.7	1,963	0.7	-39.2	-48.9	2,653	0.5	8,032	1.6	-67.0
Utilidad antes de Participaciones e Impuesto a la Renta	**11,718**	**4.2**	**8,173**	**3.5**	**14,989**	**5.0**	**43.4**	**-21.8**	**19,891**	**3.9**	**28,237**	**5.5**	**-29.6**
Participaciones	-1,247	-0.5	-856	-0.4	-920	-0.3	45.7	35.6	-2,103	-0.4	-2,646	-0.5	-20.5
Utilidad antes de Impuesto a la Renta	10,471	3.8	7,317	3.2	14,070	4.7	43.1	-25.6	17,788	3.5	25,592	5.0	-30.5
Impuesto a la Renta	-4,567	-1.6	-3,143	-1.4	-5,261	-1.8	45.3	-13.2	-7,710	-1.5	-9,455	-1.9	-18.5
Utilidad neta	**5,904**	**2.1**	**4,174**	**1.8**	**8,808**	**2.9**	**41.4**	**-33.0**	**10,078**	**2.0**	**16,136**	**3.2**	**-37.5**

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	2T 05	%	1T 05	%	2T 04	%	2T 05/ 1T 05 %	2T 05/ 2T 04 %	Acumulado al 30-6-2005	%	Acumulado al 30-6-2004	%	Variación %
Caterpillar:													
Gran minería	46,805	16.9	32,895	14.2	79,617	26.6	42.3	-41.2	79,700	15.7	113,759	22.3	-29.9
Otros	47,870	17.3	32,888	14.2	36,058	12.1	45.6	32.8	80,758	15.9	48,010	9.4	68.2
	94,675	34.2	65,783	28.4	115,675	38.7	43.9	-18.2	160,458	31.6	161,769	31.7	-0.8
Equipos agrícolas	9,019	3.3	8,472	3.7	8,139	2.7	6.5	10.8	17,491	3.4	15,706	3.1	11.4
Automotriz	7,504	2.7	7,223	3.1	5,388	1.8	3.9	39.3	14,727	2.9	7,375	1.4	99.7
Unidades usadas	12,556	4.5	9,842	4.3	12,561	4.2	27.6	0.0	22,398	4.4	18,841	3.7	18.9
	123,754	44.7	91,320	39.5	141,763	47.4	35.5	-12.7	215,074	42.3	203,690	39.9	5.6
Repuestos y servicios	130,589	47.2	121,959	52.7	137,018	45.8	7.1	-4.7	252,549	49.7	269,461	52.8	-6.3
Alquileres	3,976	1.4	3,113	1.3	5,785	1.9	27.8	-31.3	7,089	1.4	11,310	2.2	-37.3
Otras ventas de subsidiarias	18,605	6.7	15,060	6.5	14,342	4.8	23.5	29.7	33,664	6.6	26,055	5.1	29.2
Total	276,925	100.0	231,451	100.0	298,909	100.0	19.6	-7.4	508,376	100.0	510,517	100.0	-0.4

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-06-2005
Minería	67.2%
Construccion	11.3%
Pesca	2.5%
Agricultura	5.1%
Gobierno	1.2%
Transporte	2.9%
Industria	1.6%
Otros	8.2%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2005
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	32,509	22,558	3,646	6,305
Papeles Comerciales	-			
Proveedores:				
Caterpillar	29,588	29,588		
Otros	17,524	17,177	347	
Bonos corporativos	45,000		25,000	20,000
Caterpillar Financial Services	24,768		8,551	16,217
Otros pasivos	19,593	19,593		
Total	168,982	88,916	37,544	42,522

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2005	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Junio del año 2005 y 31 de Diciembre del año 2004
(En miles de nuevos soles)

Activo	Notas	Al 30 de Junio 2005	Al 31 de Diciembre 2004
Activo Corriente			
Caja y Bancos	0	47,345	31,802
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	169,948	123,295
Cuentas por Cobrar a Vinculadas	0		
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	71,980	70,113
Existencias (neto de provisión acumulada)	3	247,704	238,738
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	7,169	5,459
Total Activo Corriente		**544,146**	**469,407**
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	2	25,282	33,204
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	18,999	19,616
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	248,613	253,306
Activos Intangibles (neto de amortización y desvalorización acumulada)	0		
Impuesto a la Renta y Participaciones Diferidos Activo	0	7,564	7,048
Crédito Mercantil	0	0	0
Otros Activos	0	4,017	1,186
Total Activo No Corriente		**304,475**	**314,360**
TOTAL ACTIVO		**848,621**	**783,767**

Pasivo y Patrimonio	Notas	Al 30 de Junio 2005	Al 31 de Diciembre 2004
Pasivo Corriente			
Sobregiros Bancarios	0	1,874	1,278
Préstamos Bancarios	0	73,400	33,844
Cuentas por Pagar Comerciales	0	153,304	141,095
Cuentas por Pagar a Vinculadas	0		
Otras Cuentas por Pagar	0	58,964	48,863
Parte Corriente de las Deudas a Largo Plazo	0	122,168	77,395
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**409,710**	**302,475**
Pasivo No Corriente			
Deudas a largo plazo	0	140,157	184,162
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	7,521	3,985
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**147,678**	**188,147**
Total Pasivo		**557,388**	**490,622**
Contingencias	0		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	6	266,178	251,550
Capital adicional	0	0	0
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	8,708	10,267
Reservas Legales	0	10,072	7,317
Otras Reservas	0	0	0
Resultados Acumulados	6	6,275	24,011
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**291,233**	**293,145**
TOTAL PASIVO Y PATRIMONIO NETO		**848,621**	**783,767**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2005 y 2004
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2004	241,278	0	0	0	10,927	5,188	0	17,508	0	274,901
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	(9,317)	0	(9,317)
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	9,612	0	0	0	0	0	0	(9,612)	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	16,136	0	16,136
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	660	0	0	0	(660)	2,129	0	(2,129)	0	0
Saldos al 30 de Junio de 2004	**251,550**	**0**	**0**	**0**	**10,267**	**7,317**	**0**	**12,586**	**0**	**281,720**
Saldos al 1ero. de enero de 2005	251,550	0	0	0	10,267	7,317	0	24,011	0	**293,145**
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	0	0	(11,990)	0	(11,990)
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	14,628	0	0	0	(1,559)	2,755	0	(15,824)	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	10,078	0	10,078
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
Saldos al 30 de Junio de 2005	**266,178**	**0**	**0**	**0**	**8,708**	**10,072**	**0**	**6,275**	**0**	**291,233**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2005	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2004	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2004
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	0	276,692	297,795	504,955	507,391
Otros Ingresos Operacionales	0	233	101	581	297
Total de Ingresos Brutos		**276,925**	**297,896**	**505,536**	**507,688**
Costo de Ventas (Operacionales)	0	-216,028	-234,071	-390,322	-393,990
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-216,028	-234,071	-390,322	-393,990
Utilidad Bruta		**60,897**	**63,825**	**115,214**	**113,698**
Gastos Operacionales					
Gastos de Ventas	0	-26,326	-32,534	-50,741	-54,641
Gastos de Administración	0	-18,071	-15,952	-35,261	-31,543
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**16,500**	**15,339**	**29,212**	**27,514**
Otros Ingresos (gastos)					
Ingresos Financieros	0	7,247	5,949	14,332	11,028
Gastos Financieros	0	-7,963	-7,290	-15,546	-14,661
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0				
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	0	0	0	0
Otros Gastos	0	-4,066	-973	-8,107	-3,676
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	0	1,964	0	8,032
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**11,718**	**14,989**	**19,891**	**28,237**
Participación de los trabajadores corrientes y diferidos	0	-1,247	-920	-2,103	-2,646
Impuesto a la Renta corriente y diferido	0	-4,567	-5,261	-7,710	-9,455
Resultado antes de Gastos Extraordinarios		**5,904**	**8,808**	**10,078**	**16,136**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
Resultado antes de Interes Minoritario		**5,904**	**8,808**	**10,078**	**16,136**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**5,904**	**8,808**	**10,078**	**16,136**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**5,904**	**8,808**	**10,078**	**16,136**
Utilidad (pérdida) básica por acción común	8	0.027000	0.036000	0.043000	0.067000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 30 de Junio de 2005	Del 1 de Enero de 2004 al 30 de Junio de 2004
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	485,608	502,158
Honorarios y comisiones	0		510
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	4,374	5,064
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	11,325	2,046
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	(421,410)	(416,172)
Remuneraciones y beneficios sociales	0	(64,253)	(50,636)
Tributos	0	(7,919)	(12,587)
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	(5,223)	(4,356)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**2,502**	**26,027**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	834	1,116
Venta de activos intangibles	0		0
Intereses y rendimientos	0	0	0
Dividendos	0	4,886	2,434
Otros cobros de efectivo relativos a la actividad	0	831	
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	(183)
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	(5,696)	(6,304)
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	947
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**855**	**(1,990)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	(564)	260
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	122,143	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0		61,372
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	0	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	(75,280)	(61,511)
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	(16,231)	(14,425)
Dividendos	0	(11,983)	(9,135)
Otros pagos de efectivo relativos a la actividad.	0	(8,552)	(19,442)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**9,533**	**(42,881)**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**12,890**	**(18,844)**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	31,802	43,443
Resultado por Exposición a la Inflación	0	2,653	8,031
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**47,345**	**32,630**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 30 de Junio de 2005	Del 1 de Enero de 2004 al 30 de Junio de 2004
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	10,078	16,136
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	2,986	12,589
Provisión por desvalorización de existencias	0	5,268	7,660
Provisión por fluctuación del valor de los valores e inversiones	0	0	591
Depreciación del ejercicio	0	17,993	17,767
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	60	
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	14,265	9,560
Pérdida en venta de valores e inversiones permanentes	0	0	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	(48)
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0		0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	5,699	9,112
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	(249)	(48)
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	0	(8,031)
Impuesto a la renta y participación de los trabajadores diferidos	0	104	(2,102)
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0		
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	(123)	
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	(40,882)	5,253
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	5,181	(9,472)
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	(28,227)	38,591
(Aumento) Disminución en Gastos Pagados por Anticipado	0	(367)	(2,576)
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	8,135	(57,391)
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	2,581	(11,564)
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		2,502	26,027

PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.
VICTOR ASTETE PALMA

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2005
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	241980000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	72248
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	14615
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	673
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	201460
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	21509
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Junio	Al 31 de Diciembre
Total Activo **IGUAL a:**	848,621	783,767
- Total Pasivo+Patrimonio	848,621	783,767
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2005	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2004	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	504,955		507,391	
Otros Ingresos Operacionales	581		297	
Ingresos Financieros	11,679		11,028	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	(390,322)		(393,990)	
Otros costos operacionales	0		0	
Gastos de Administración	(35,261)		(31,543)	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	(50,741)		(54,641)	
Gastos Financieros	(15,546)		(14,661)	
Otros Gastos	(8,107)		(3,676)	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversión	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	251,550	0	0	0	10,267	7,317	0	24,011	0
Saldos del Balance General del periodo anterior	251,550	0	0	0	10,267	7,317	0	24,011	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	266,178	0	0	0	8,708	10,072	0	6,275	0
Saldos del Balance General del periodo actual	266,178	0	0	0	8,708	10,072	0	6,275	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2004
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	10,078	16,136
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	10,078	16,136
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	31,802
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	31,802
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	47,345
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	47,345
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operacion	Del 1 de Enero de 2005 al 30 de Junio de 2005	Del 1 de Enero de 2004 al 30 de Junio de 2004
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	10,078	16,136
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	10,078	16,136
Consistencia: ==>		
	Del 1 de Enero de 2005 al 30 de Junio de 2005	Del 1 de Enero de 2004 al 30 de Junio de 2004
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	2,502	26,027
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	2,502	26,027
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Notas importantes:
Verificar en su disco duro que exista la carpeta: C:\EEFFTRIM
Luego de terminar de ingresar y validar los datos, gerenerar los archivos TXT presionando el siguiente Boton:

Generar Archivos

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

PROCEDIMIENTO PARA GENERAR ARCHIVOS (TXT) DE INFORMACION FINANCIERA

1. Crear el directorio **EEFFTRIM en C:** En este directorio se crearán los archivos.
2. Llenar los datos en las columnas correspondientes, teniendo cuidado de no eliminar, ni insertar filas o columnas, asi como de no modificar los codigos de las cuentas.

Hoja	Descripción	Llenar los siguientes datos
DG	Datos Generales	Llenar la parte sombreada de **verde**
BG	Balance General	Ingresar los monto actuales y comparativos del Estado Financiero
GP	Ganancias y Perdidas	Ingresar los monto actuales y comparativos del Estado Financiero
FE	Flujos de Efectivo	Ingresar los monto actuales y comparativos del Estado Financiero
CP	Cambios en el Patrimonio	Ingresar los monto actuales y comparativos del Estado Financiero
TO	Totales Adicionales	Llenar la parte sombreada de **verde**

3 La columna de "notas" será llenada indicando el numero de la nota que se referencia en el archivos de Notas del Estado Financiero. Dicha refencia tendra como maximo 10 digitos. Ejemplos: 1-2; A,B,C-G;

4 Validar los datos observando en la hoja **"Valida"** las celdas de Consistencia de cada Estado Financiero. Si existiera inconsistencias en algun Estado Financiero aparecerá el mensaje "ERROR revise", de lo contrario no se tendrá ningun mensaje.

5 **Grabe su datos** (con cualquier nombre).

6 Para iniciar la generación de archivos, ir a la hoja **Genera**. Hacer click en el botón **Generar Archivos**. Este botón iniciara el proceso de creación de los archivos de texto, esperar hasta que el archivo se cierre automáticamente, en ese momento habrá concluido el proceso.

7 Revisar el directorio **C:\EEFFTRIM** Verificar que los siguientes archivos hayan sido creados:
- DGxxxxxx.txt - BGxxxxxx.txt - GPxxxxxx.txt - FExxxxxx.txt - CPxxxxxx.txt - TOxxxxxx.txt
Siendo xxxxxx el codigo RPJ

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS POR EL PERIODO TERMINADO EL 30 DE JUNIO DEL 2005.

1) **PRINCIPIOS Y PRACTICAS CONTABLES**

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2004.

Ajuste de los estados financieros para reconocer los efectos de la inflación

A través dela Resolución N° 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 son considerados como los saldos iniciales al 1° de enero del 2005. Este tratamiento también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

2) **CUENTAS POR COBRAR COMERCIALES**

Este rubro comprende:

	30-06-05		31-12-04	
	Corriente	Largo Plazo	Corriente	Largo Plazo
	(En miles de soles)			
Facturas y letras	253,802	29,967	212,577	37,457
Intereses diferidos	(5,606)	(4,685)	(7,433)	(4,253)
Provisión para cuentas de cobranza dudosa	(78,248)		(81,849)	
	169,948	25,282	123,295	33,204

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

3) EXISTENCIAS

Este rubro comprende :

	30-06-05	31-12-04
	(En miles de soles)	
Máquinas, motores y automotores	113,033	98,732
Repuestos	80,962	70,722
Servicios de taller en proceso	23,098	25,063
Mercaderías	14,459	12,301
Productos en Proceso	3,186	2,883
Materias primas y material de empaque	1,605	4,750
Existencias por recibir	26,006	38,711
	262,319	253,162
Provisión para desvalorización de existencias	(14,615)	(14,424)
	247,704	238,738

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30-06-05	30-06-04
	(En miles de soles)	
Saldo inicial	14,424	13,992
Adiciones del período	5,278	7,661
Aplicaciones por ventas	(5,087)	(4,036)
Otros cambios		(1,946)
Saldo final	14,615	15,671

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

FERREYROS S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Trans.	Otros Cambios	Saldos Finales
Costo -	(expresado en miles de soles)					
Terrenos	52,263	-	-	-	-	52,263
Edificios y otras construcciones	96,365	270	(24)	550	-	97,160
Instalaciones	20,142	422	-	-	-	20,564
Maquinaria y Equipo	142,924	3,281	(13)	3,785	(14)	149,962
Maquinaria y Equipo- Flota de Alquiler	85,640	14,227	(1,511)	(12,243)	-	86,113
Unidades de Transporte	8,728	1,303	(3)	(107)	-	9,921
Muebles y Enseres	34,315	1,220	(49)	-	(16)	35,470
Trabajos en Curso	3,434	788	-	(1,614)	-	2,608
	443,811	21,509	(1,600)	(9,629)	(30)	454,061
Depreciación Acumulada -						
Edificios y otras construcciones	30,216	1,406	(7)	-	-	31,615
Instalaciones	11,824	656	-	-	-	12,480
Maquinaria y Equipo	93,972	8,245	(71)	(1)	69	102,215
Maquinaria y Equipo- Flota de Alquiler	20,535	5,991	(101)	(6,729)	(12)	19,684
Unidades de Transporte	7,561	355	(35)	(107)	-	7,775
Muebles y Enseres	26,396	1,340	(25)	(20)	-	27,691
	190,505	17,993	(239)	(6,857)	57	201,460
Costo neto	253,306					252,601
Provisión para desvalorización de inmueble		0			(3,988)	(3,988)
	253,306					248,613

5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/. 11.5 millones.

6) PATRIMONIO

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó aumentar el capital social por S/.26.4 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

El capital autorizado, suscrito y pagado asciende a S/.266,178,000, formalizado mediante escritura pública y representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) **CONTINGENCIAS Y COMPROMISOS**

Al 30 de junio del 2005, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.5 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b) En abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c) La Compañía mantiene en proceso de reclamación, juicios por US$ 2.7 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 30 de junio del 2005, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 9.0 millones y US$ 2.4 millones, que garantizan operaciones de crédito y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.1 millones, que garantizan transacciones diversas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

8) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-06-05	30-06-04	30-06-05	30-06-04
Utilidad neta	S/.	5,904,000	8,808,000	10,078,000	16,136,000
Promedio ponderado de acciones comunes en circulación		241,980,000	241,980,000	241,980,000	241,980,000
Utilidad básica por acción	S/.	0.027	0.036	0.043	0.067

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

9) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-05	30-06-04
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinaria y equipo	3,832	3,221
Transferencias de inmuebles, maquinaria y equipo a existencias	5,514	11,590

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19916